

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE
Mail Stop - 4561

July 17, 2009

Neil W. Hayslett
Executive Vice President and Chief Financial Officer
F & M Bank Corp.
P. O. Box 1111
Timberville, Virginia 22853

Re: F & M Bank Corp.
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
File Number 0-13273

Dear Mr. Hayslett:

This is in response to your letter dated May 28, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

1. We note your response to prior comment two; however, it is still unclear how your disclosure complies with Item 10(e) of Regulation S-K. Please address the following:

   a: Clearly describe in your response how your disclosure satisfies each of the criteria of Item 10(e);

   b: We note your Non-GAAP measure adjusts for items that appear to be recurring (e.g. adjusting for securities gains/losses). Refer to Questions 8 and 9 of the Staff's Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise as necessary.

c: Provide us with your proposed disclosure for future filings.

Form 10-Q Filed for the Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page 6

2. We note your response to prior comment 3 and the supplemental schedule provided. We note that several of your equity investments have been in a loss position for significant time periods in excess of 12 months. Please provide us with your updated OTTI analysis for each of these equity investments through the quarter ended March 31, 2009 (and June 30, 2009 if available). For each security, your response should clearly address, in sufficient detail, all of the evidence you have considered which would support your position that no OTTI was required at March 31, 2009.   Further, you should address any additional events or circumstances which have occurred subsequent to that date and which may have been considered in reaching your conclusions reached.

3. We note your response to prior comment 4. We note that the FHLB of Atlanta has not paid dividends in either the 4th quarter of 2008 or in the 1st quarter of fiscal 2009. Tell us how you considered this in you evaluation of whether the decline in your FHLB investment was not other-than-temporary.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452. Please direct any other questions to me at 202 551-3418, or in my absence to Mark Webb at 202-551-3698.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 540 896-1796